April 12, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:National CineMedia, Inc.

Registration Statement on Form S-3 (File No. 333-224219)

Filed April 10, 2018

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, National CineMedia, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-224219) and declare the Registration Statement effective as of Monday, April 16, 2018, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (303) 792-3600, or David Crandall of Hogan Lovells US LLP at (303) 454‑2449, with any questions.  Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,

National CineMedia, Inc.

By:	/s/ Sarah Hilty
Name:	Sarah Hilty
Senior Vice President and General Counsel

cc:	David R. Crandall, Hogan Lovells US LLP